UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

Attached are the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2016, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 8, 2016 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated August 5, 2016, a copy of which was furnished under cover of Form 6-K on August 5, 2016.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President Investor Relations Office

Date: August 8, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥869,812
Short-term investments	33,076	33,125
Notes and accounts receivable, trade	2,733,116	2,360,594
Allowance for doubtful accounts (Note 8)	(45,236)	(50,313)
Accounts receivable, other	473,192	503,151
Inventories (Note 2)	414,581	445,055
Prepaid expenses and other current assets	469,529	591,866
Deferred income taxes	260,446	259,854

Total current assets	5,426,979	5,013,144

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,523,329
Telecommunications service lines	15,870,097	15,903,387
Buildings and structures	6,069,437	6,073,637
Machinery, vessels and tools	1,996,898	1,984,417
Land	1,273,209	1,272,546
Construction in progress	382,196	373,088

	37,178,649	37,130,404
Accumulated depreciation	(27,626,728)	(27,663,667)

Net property, plant and equipment	9,551,921	9,466,737

Investments and other assets:
Investments in affiliated companies (Note 3)	515,716	496,517
Marketable securities and other investments	474,247	454,003
Goodwill	1,229,208	1,173,145
Software	1,212,482	1,184,496
Other intangible assets	391,977	367,426
Other assets	1,486,840	1,449,692
Deferred income taxes	746,561	753,585

Total investments and other assets	6,057,031	5,878,864

Total assets	¥21,035,931	¥20,358,745

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2016	June 30, 2016
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥454,426
Current portion of long-term debt	476,777	430,095
Accounts payable, trade	1,572,797	1,052,904
Current portion of obligations under capital leases	14,711	14,584
Accrued payroll	430,248	360,133
Accrued taxes on income	249,356	106,150
Accrued consumption tax	83,481	98,435
Advances received	290,132	322,876
Deposit received	62,307	175,449
Other	431,663	445,224

Total current liabilities	3,741,128	3,460,276

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,441,578
Obligations under capital leases (excluding current portion)	27,630	26,837
Liability for employees’ retirement benefits	1,688,611	1,697,403
Accrued liabilities for point programs	89,003	80,574
Deferred income taxes	166,547	161,849
Other	491,630	498,834

Total long-term liabilities	6,009,624	5,907,075

Redeemable noncontrolling interests (Note 4)	45,097	42,687

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued 2,096,394,470 shares at March 31 and June 30,2016	937,950	937,950
Additional paid-in capital	2,879,560	2,873,627
Retained earnings (Note 4)	5,074,234	5,191,880
Accumulated other comprehensive income (loss) (Note 4)	(57,055)	(148,160)
Treasury stock, at cost (Note 4) – 255,269 shares at March 31, 2016 and 59,298,967 shares at June 30, 2016	(883)	(268,294)

Total NTT shareholders’ equity	8,833,806	8,587,003

Noncontrolling interests (Note 4)	2,406,276	2,361,704

Total equity	11,240,082	10,948,707

Contingent liabilities (Note 9)

Total liabilities and equity	¥21,035,931	¥20,358,745

	Yen
	March 31, 2016	June 30, 2016
Per share of common stock:

NTT shareholders’ equity	¥4,214.32	¥4,215.32

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen, except per share data
	2015	2016
Operating revenues (Note 6):
Fixed voice related services	¥336,376	¥311,770
Mobile voice related services	193,130	212,977
IP/packet communications services	933,708	948,049
Sale of telecommunications equipment	223,758	186,716
System integration	673,043	688,310
Other	346,442	368,917

	2,706,457	2,716,739

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	556,044	547,254
Cost of equipment sold (excluding items shown separately below)	196,612	175,266
Cost of system integration (excluding items shown separately below)	475,755	501,733
Depreciation and amortization (Note 1)	432,575	359,198
Impairment loss	31	379
Selling, general and administrative expenses	686,683	645,514

	2,347,700	2,229,344

Operating income (Note 6)	358,757	487,395

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,978)	(10,006)
Interest income	4,365	4,332
Other, net (Note 4)	15,236	(35,614)

	8,623	(41,288)

Income before income taxes and equity in earnings (losses) of affiliated companies	367,380	446,107

Income tax expense (benefit) (Note 4):
Current	112,106	129,311
Deferred	4,488	9,614

	116,594	138,925

Income before equity in earnings (losses) of affiliated companies	250,786	307,182
Equity in earnings (losses) of affiliated companies (Note 4)	4,311	4,613

Net income	255,097	311,795

Less – Net income attributable to noncontrolling interests	61,924	68,167

Net income attributable to NTT	¥193,173	¥243,628

Per share of common stock*:
Weighted average number of shares outstanding	2,117,192,084	2,087,053,427
Net income attributable to NTT	¥91.24	¥116.73

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the three months ended June 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 4 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2015	2016
Net income	¥255,097	¥311,795
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	(1,941)	(14,702)
Unrealized gain (loss) on derivative instruments	402	3,378
Foreign currency translation adjustments	(28,285)	(100,780)
Pension liability adjustments	507	2,576

Total other comprehensive income (loss)	(29,317)	(109,528)

Total comprehensive income (loss)	225,780	202,267

Less – Comprehensive income attributable to noncontrolling interests	56,127	48,290

Total comprehensive income (loss) attributable to NTT	¥169,653	¥153,977

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2015	2016
Cash flows from operating activities:
Net income	¥255,097	¥311,795
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization (Note 1)	432,575	359,198
Impairment losses	31	379
Deferred taxes	4,488	9,614
Losses on disposals of property, plant and equipment	16,867	12,927
Gains on sales of property, plant and equipment	(4,143)	(13,702)
Equity in (earnings) losses of affiliated companies	(4,311)	(4,613)
(Increase) decrease in notes and accounts receivable, trade	282,118	339,787
(Increase) decrease in inventories	(60,590)	(39,868)
(Increase) decrease in other current assets	(121,967)	(144,210)
Increase (decrease) in accounts payable, trade and accrued payroll	(331,187)	(365,518)
Increase (decrease) in accrued consumption tax	(54,783)	17,146
Increase (decrease) in advances received	62,040	38,083
Increase (decrease) in accrued taxes on income	(19,771)	(141,796)
Increase (decrease) in other current liabilities	60,120	80,372
Increase (decrease) in liability for employees’ retirement benefits	13,704	8,843
Increase (decrease) in other long-term liabilities	(14,443)	9,657
Other	(14,971)	61,037

Net cash provided by operating activities	500,874	539,131

Cash flows from investing activities:
Payments for property, plant and equipment	(383,011)	(388,762)
Payments for intangibles	(110,471)	(114,728)
Proceeds from sales of property, plant and equipment	8,250	19,551
Payments for purchases of non-current investments	(18,737)	(15,260)
Proceeds from sales and redemptions of non-current investments	6,967	13,940
Acquisitions of subsidiaries, net of cash acquired	(84,884)	(6,292)
Payments for purchases of short-term investments	(6,227)	(15,384)
Proceeds from redemptions of short-term investments	5,191	14,156
Other	(7,137)	11,111

Net cash used in investing activities	¥(590,059)	¥(481,668)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2015	2016
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥59,845	¥44,546
Payments for settlement of long-term debt	(143,679)	(139,269)
Proceeds from issuance of short-term debt	1,700,715	1,056,752
Payments for settlement of short-term debt	(1,333,260)	(726,611)
Dividends paid (Note 4)	(95,273)	(125,768)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(77)	(267,439)
Acquisitions of shares of subsidiaries from noncontrolling interests	(1,179)	(54,641)
Other	22,082	(46,188)

Net cash provided by (used in) financing activities	209,174	(258,618)

Effect of exchange rate changes on cash and cash equivalents	2,628	(14,670)

Net increase (decrease) in cash and cash equivalents	122,617	(215,825)

Cash and cash equivalents at beginning of period	849,174	1,088,275

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	2,028	(2,638)

Cash and cash equivalents at end of period	¥973,819	¥869,812

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2016, the consolidated statements of income and the consolidated statements of comprehensive income for the three months ended June 30, 2015 and 2016 and the consolidated statements of cash flows for the three months ended June 30, 2015 and 2016 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effects of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the three-month period ended June 30, 2016 decreased by ¥63,624 million. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the three-month period ended June 30, 2016 increased by ¥36,044 million and ¥17.27, respectively.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2015 and 2016, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the three months ended June 30, 2015.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2016.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities –

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is expected to take effect for NTT Group on April 1, 2018. NTT is currently evaluating the effect of adopting the ASU.

Leases –

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is expected to take effect for NTT Group on April 1, 2019. NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and June 30, 2016 comprised the following:

	Millions of yen
	March 31, 2016	June 30, 2016

Telecommunications equipment to be sold and materials	¥153,463	¥168,184
Projects in progress	142,845	164,101
Supplies	118,273	112,770

Total	¥414,581	¥445,055

3. Investments in affiliated companies:

Tata Teleservices Limited –

As of March 31, 2016 and June 30, 2016, NTT Group held approximately 26.5% of the outstanding common shares of Tata Teleservices Limited (“TTSL.”)

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥110.9 billion*1) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award orders that Tata Sons pay damages to NTT DOCOMO in the amount of approximately $1,172 million (or ¥120.6 billion*2) for Tata Sons’ breach of the shareholders agreement, upon NTT DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee. However, Tata Sons has not fulfilled its obligation in accordance with the binding arbitration award.

As Tata Sons has not fulfilled its obligation, NTT DOCOMO has not accounted for the transaction. NTT Group continued to account for the investment in TTSL under the equity method as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the Board of Directors of TTSL, even after receiving the binding arbitration award from the LCIA. However, during the three months ended June 30, 2016, NTT Group discontinued applying the equity method to account for the investment in TTSL as the carrying amount of the investment was reduced to zero due primarily to the cumulative losses incurred at TTSL. NTT Group will resume application of the equity method when the NTT Group’s share of unrecognized net income exceeds NTT Group’s share of unrecognized net losses during the period the equity method has been suspended. The financial effect of the binding arbitration award cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT Group may recognize a gain or loss upon disposition of its TTSL shares or in the event that the transaction as described above will not be carried out.

*1	1 rupee = ¥1.53 as of June 30, 2016
*2	$1 = ¥102.91 as of June 30, 2016

4. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2016 and for the three months ended June 30, 2016 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	58,082
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,028)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)
Balance at March 31, 2016	2,096,394,470	255,269

Acquisition of treasury stock under resolution of the board of directors	—	59,038,100
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	5,690
Resale of treasury stock to holders of less-than-one-unit shares	—	(92)

Balance at June 30, 2016	2,096,394,470	59,298,967

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the three months ended June 30, 2015 reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥8 million, and retained earnings decreased by ¥590,679 million.

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

Dividends –

Cash dividends paid for the three months ended June 30, 2016 were as follows:

Resolution	The shareholders’ meeting held on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2015 and 2016 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT shareholders	(95,273)	—	(95,273)
Dividends paid to noncontrolling interests	—	(53,790)	(53,790)
Acquisition of treasury stock	(63)	—	(63)
Resale of treasury stock	4	—	4
Other equity transactions	551	(619)	(68)
Net income	193,173	61,655	254,828
Other comprehensive income (loss)	(23,520)	(6,101)	(29,621)
Unrealized gain (loss) on securities	(3,068)	1,127	(1,941)
Unrealized gain (loss) on derivative instruments	363	39	402
Foreign currency translation adjustments	(21,097)	(7,492)	(28,589)
Pension liability adjustments	282	225	507
Balance at June 30, 2015	¥8,747,730	¥2,368,500	¥11,116,230

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT shareholders	(125,768)	—	(125,768)
Dividends paid to noncontrolling interests	—	(56,039)	(56,039)
Acquisition of treasury stock	(267,411)	—	(267,411)
Resale of treasury stock	0	—	0
Other equity transactions	(5,933)	(37,825)	(43,758)
Net income	243,628	67,934	311,562
Other comprehensive income (loss)	(89,651)	(17,234)	(106,885)
Unrealized gain (loss) on securities	(11,344)	(3,358)	(14,702)
Unrealized gain (loss) on derivative instruments	1,131	2,247	3,378
Foreign currency translation adjustments	(81,555)	(16,582)	(98,137)
Pension liability adjustments	2,117	459	2,576
Balance at June 30, 2016	¥8,587,003	¥2,361,704	¥10,948,707

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2015 and 2016 are as follows:

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(1,113)	126	(28,285)	15	(29,257)
Amounts reclassified from accumulated other comprehensive income	(828)	276	—	492	(60)

Other comprehensive income	(1,941)	402	(28,285)	507	(29,317)

Less – Comprehensive income attributable to noncontrolling interests	1,127	39	(7,188)	225	(5,797)

Balance at June 30, 2015	¥131,045	¥(4,800)	¥193,986	¥(85,221)	¥235,010

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	(13,895)	3,179	(100,780)	(482)	(111,978)
Amounts reclassified from accumulated other comprehensive income	(807)	199	—	3,058	2,450

Other comprehensive income	(14,702)	3,378	(100,780)	2,576	(109,528)

Less – Comprehensive income attributable to noncontrolling interests	(3,358)	2,247	(19,225)	459	(19,877)

Balance at June 30, 2016	¥97,867	¥(9,034)	¥35,907	¥(272,900)	¥(148,160)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2015 and 2016 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2015	2016
Unrealized gain (loss) on securities	¥987	¥1,072	Other, net
	(408)	(325)	Income tax benefit (expense)
	249	60	Equity in earnings (losses) of affiliated companies

	¥828	¥807	Net income

Unrealized gain (loss) on derivative instruments	¥(394)	¥(269)	Other, net
	132	87	Income tax benefit (expense)
	(14)	(17)	Equity in earnings (losses) of affiliated companies

	¥(276)	¥(199)	Net income

Pension liability adjustments	¥(780)	¥(4,498)	*
	288	1,440	Income tax benefit (expense)

	¥(492)	¥(3,058)	Net income

Total	¥60	¥(2,450)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On February 5, 2016, the board of directors of NTT DOCOMO resolved to launch a tender offer to acquire up to 137,578,616 shares of its outstanding common stock from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO repurchased a total of 120,867,062 of its shares for an aggregate amount of ¥307,486 million, 117,924,500 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.7%. As a result, “Additional paid-in capital” increased by ¥42,150 million in the consolidated balance sheet as of March 31, 2016.

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 11,067,600 shares of its common stock at ¥30,208 million by way of market purchases based on the discretionary dealing contract until June 30, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.0% and “Additional paid-in capital” decreased by ¥6,709 million in the consolidated balance sheet as of June 30, 2016.

In July 2016, NTT DOCOMO repurchased 3,462,200 shares of its common stock at ¥9,865 million by way of market purchases based on the discretionary dealing contract. As a result, NTT’s ownership interest in NTT DOCOMO further increased from 66.0% to 66.1%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of September 30, 2016.

5. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2016 are as follows:

	Millions of yen
	March 31, 2016
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥197,613	¥197,613	¥—	¥—
Foreign equity securities	131,817	131,817	—	—
Domestic debt securities	49,478	218	49,087	173
Foreign debt securities	37,499	10	37,489	—
Derivatives:
Forward exchange contracts	2,578	—	2,578	—
Interest rate swap agreements	107	—	107	—
Currency swap agreements	61,703	—	61,703	—

Liabilities
Derivatives:
Forward exchange contracts	12,148	—	12,148	—
Interest rate swap agreements	6,110	—	6,110	—
Currency swap agreements	13,838	—	13,838	—
Currency option agreements	2,414	—	2,414	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2016
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥182,053	¥182,053	¥—	¥—
Foreign equity securities	130,483	130,483	—	—
Domestic debt securities	49,257	223	48,868	166
Foreign debt securities	41,824	8	41,586	230
Derivatives:
Forward exchange contracts	1,920	—	1,920	—
Interest rate swap agreements	164	—	164	—
Currency swap agreements	51,153	—	51,153	—

Liabilities
Derivatives:
Forward exchange contracts	41,915	—	41,915	—
Interest rate swap agreements	7,231	—	7,231	—
Currency swap agreements	21,553	—	21,553	—
Currency option agreements	5,090	—	5,090	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2015 and 2016 were immaterial.

6. Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the three months ended June 30	2015	2016

Operating revenues:
Regional communications business –
External customers	¥717,980	¥673,376
Intersegment	118,523	129,517

Total	836,503	802,893

Long distance and international communications business –
External customers	498,193	498,678
Intersegment	19,942	20,342

Total	518,135	519,020

Mobile communications business –
External customers	1,066,389	1,097,062
Intersegment	10,495	11,608

Total	1,076,884	1,108,670

Data communications business –
External customers	338,818	350,627
Intersegment	21,417	22,855

Total	360,235	373,482

Other –
External customers	85,077	96,996
Intersegment	182,048	175,152

Total	267,125	272,148
Elimination	(352,425)	(359,474)

Consolidated Total	¥2,706,457	¥2,716,739

Segment profit:

	Millions of yen
For the three months ended June 30	2015	2016

Segment profit:
Regional communications business	¥71,131	¥127,791
Long distance and international communications business	21,220	27,018
Mobile communications business	234,725	298,313
Data communications business	18,858	21,868
Other	10,356	12,330

Total segment profit	356,290	487,320
Elimination	2,467	75

Consolidated Total	¥358,757	¥487,395

As indicated in “(1) Change in Accounting Procedures for Consolidated Quarterly Financial Results” in the “Note 1: Summary of significant accounting policies:”, effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the three-month period ended June 30, 2016 increased by ¥27,600 million for “Regional communications business,” ¥2,542 million for “Long distance and international communications business,” ¥33,382 million for “Mobile communications business,” ¥926 million for “Other,” decreased by ¥826 million for “Data communications business,” and increased by ¥63,624 million for “total.”

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2015 and 2016.

7. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2015 and 2016 were ¥49,516 million and ¥45,081 million, respectively.

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the three months ended June 30, 2015 and 2016, and the changes in doubtful accounts for the three months ended June 30, 2015 and 2016 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(177)	78	212	6,714	(446)	6,381
Charge off	(7)	(243)	(20)	(5,738)	—	(6,008)
Recovery	—	15	—	—	—	15
Balance at June 30, 2015	5,474	6,060	1,153	7,896	4,242	24,825
Collectively evaluated for impairment	5,207	2,083	343	7,896	1	15,530
Individually evaluated for impairment	267	3,977	810	—	4,241	9,295

Financing receivables:
Balance at June 30, 2015	968,463	379,140	81,193	297,969	4,756	1,731,521
Collectively evaluated for impairment	968,100	374,805	79,692	297,969	439	1,721,005
Individually evaluated for impairment	¥363	¥4,335	¥1,501	¥—	¥4,317	¥10,516

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	681	166	6	10,835	(101)	11,587
Charge off	(4)	(193)	(21)	(10,212)	(2)	(10,432)
Recovery	—	13	—	1	—	14
Balance at June 30, 2016	5,851	4,345	925	11,630	4,200	26,951
Collectively evaluated for impairment	5,769	1,537	407	11,630	51	19,394
Individually evaluated for impairment	82	2,808	518	—	4,149	7,557

Financing receivables:
Balance at June 30, 2016	1,009,032	409,850	71,983	348,337	4,729	1,843,931
Collectively evaluated for impairment	1,008,935	406,337	71,230	348,337	519	1,835,358
Individually evaluated for impairment	¥97	¥3,513	¥753	¥—	¥4,210	¥8,573

9. Contingent liabilities:

Contingent liabilities at June 30, 2016 for loans guaranteed, among other things, amounted to ¥86,571 million.

As of June 30, 2016, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Subsequent events:

In July 2016, NTT DOCOMO repurchased its common stock. Related information is disclosed in note 4.